Exhibit 23.2

June 4, 2007

Mr. Thomas Edward Pumford, Jr.

Secretary, Treasurer and CFO

Liberty Renewable Fuels LLC

3508 East M-21

Corunna, MI 48817

Re:	Consent to Disclosure SRR’s Name and Role in S-1 Filing

Dear Mr. Pumford:

We hereby consent to the use in this Registration Statement of our report delivered on January 2, 2007 for the Fair Value of Profit Interest Units (Value of Share-Based Units) relating to the financial statements of Liberty Renewable Fuels, LLC as of December 31, 2006 and for the period from inception (June 21, 2006) to December 31, 2006 and to the reference to our Firm under the caption “experts” in the Prospectus.

Sincerely,

/s/ Mark R. Fournier

Mark R. Fournier, CFA
Director
Stout Risius Ross, Inc.